wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 July 2008

[redacted]

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 16 June 2008 and 16 July 2008 (inclusive)

   - Notification in relation to voting rights and capital
   - Notification of Interim results
   - Notification of major interests in shares

2. Documents filed with Registrar of Companies for Scotland

   None during this period

3. Documents submitted to the Financial Services Authority

   None during this period

Regulatory Announcement

Company	Wolfson Microelectro
TIDM	WLF
Headline	Voting rights and capital
Released	11:57 30-Jun-08
Number	8586X11

RNS Number : 8586X
Wolfson Microelectronics PLC
30 June 2008

Edinburgh, 30 June 2008

Wolfson Microelectronics plc ("the Company")

Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's
("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,314,980 ordinary shares of 0.1 pence each with each share
carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting
rights in the Company is 118,314,980.

The above figure may be used by shareholders as the denominator for the calculations by which
they will determine if they are required to notify their interest in, or a change to their interest in, the
Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary

0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notice of Results - Replacement
Released	15:48 01-Jul-08
Number	0539Y15

RNS Number : 0539Y
Wolfson Microelectronics PLC
01 July 2008

The following announcement replaces the Notice of Results release this morning at 07:00am and the RNS number 9585X

1 July 2008

Wolfson Microelectronics plc

Notice of Results

(Please note the new time for the presentation)

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Company's second quarter and interim results, for the period ended 29 June 2008, on Tuesday, 29 July 2008.

Dave Shrigley, Chief Executive Officer and Mark Cubitt, Finance Director will be hosting a presentation on the day at 8.15am to analysts at JP Morgan Cazenove Auditorium, 1st Floor, 20 Moorgate, London EC2R 6DA. There will be a live audio webcast of the presentation on the day which can be accessed fromwww.wolfsonmicro.com/investor.

Enquiries:

Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interests
Released	16:56 02-Jul-08
Number	1826Y16

RNS Number : 1826Y
Wolfson Microelectronics PLC
02 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):________________	No

3. Full name of person(s) subject to notification obligation:	Wellington Management Company, LLP
4. Full name of shareholder(s) (if different from 3):	BBH ISL Nominees Ltd. Goldman Sachs International JP Morgan Chase Nominees Limited Mellon Nominees (UK) Ltd. Nortrust Nominees Limited ROY Nominees Limited State Street Nominees Limited

	Vidacos Nominees Limited
5. Date of transaction (and date on which the threshold is crossed or reached if different):	01 July 2008
6. Date on which issuer notified:	02 July 2008
7. Threshold(s) that is/are crossed or reached:	11%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00335631300 Ordinary Shares	12,066,492	12,066,492	13,097,214		13,097,214		11.07%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
13,097,214	11.07%

9. Chain of controlled undertakings through which the voting rights and /or the

financial instruments are effectively held, if applicable:
BBH ISL Nominees Ltd. - 226,799 shares Goldman Sachs International - 3,931,537 shares JP Morgan Chase Nominees Limited - 1,142,169 shares Mellon Nominees (UK) Ltd. - 2,531,762 shares Nortrust Nominees Limited - 302,667 shares ROY Nominees Limited - 336,078 shares State Street Nominees Limited - 4,388,529 shares Vidacos Nominees Limited - 237,673 shares

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Robert J. Toner
15. Contact telephone name:	(617) 790-7084

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interest
Released	16:01 07-Jul-08
Number	4902Y16

RNS Number : 4902Y
Wolfson Microelectronics PLC
07 July 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc
2. Reason for the notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): _____________	No
3. Full name of person(s) subject to notification obligation:	Wellington Management Company, LLP
4. Full name of shareholder(s) (if different from 3):	BBH ISL Nominees Ltd. Goldman Sachs International JP Morgan Chase Nominees Limited Mellon Nominees (UK) Ltd. Nortrust Nominees Limited ROY Nominees Limited State Street Nominees Limited Vidacos Nominees Limited
5. Date of transaction (and date on which the threshold is crossed or reached if different):	03 July 2008
6. Date on which issuer notified:	07 July 2008
7. Threshold(s) that is/are crossed or reached:	11%

8. Notified Details
A: Voting rights attached to shares

Class/type of shares If possible use ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00335631300 Ordinary Shares	13,097,214	13,097,214	12,977,840		12,977,840		10.97%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
12,977,840	10.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BBH ISL Nominees Ltd. - 226,799 shares

Goldman Sachs International - 3,931,537 shares

JP Morgan Chase Nominees Limited - 1,022,795 shares

Mellon Nominees (UK) Ltd. - 2,531,762 shares

Nortrust Nominees Limited - 302,667 shares

ROY Nominees Limited - 336,078 shares

State Street Nominees Limited - 4,388,529 shares

Vidacos Nominees Limited - 237,673 shares

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Robert J. Toner
15. Contact telephone number:	(617) 790-7084

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interest
Released	17:27 08-Jul-08
Number	6249Y17

RNS Number : 6249Y
Wolfson Microelectronics PLC
08 July 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc
2. Reason for the notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): ______________	No
3. Full name of person(s) subject to notification obligation:	Wellington Management Company, LLP
4. Full name of shareholder(s) (if different from 3):	BBH ISL Nominees Ltd. Goldman Sachs International JP Morgan Chase Nominees Limited Mellon Nominees (UK) Ltd. Nortrust Nominees Limited ROY Nominees Limited

	State Street Nominees Limited Vidacos Nominees Limited
5. Date of transaction (and date on which the threshold is crossed or reached if different):	07 July 2008
6. Date on which issuer notified:	08 July 2008
7. Threshold(s) that is/are crossed or reached:	11%

8. Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0033563130 Ordinary Shares	12,977,840	12,977,840	13,034,885		13,034,885		11.02%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
13,034,885	11.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BBH ISL Nominees Ltd. - 226,799 shares

Goldman Sachs International - 4,031,537 shares

JP Morgan Chase Nominees Limited - 979,840 shares

Mellon Nominees (UK) Ltd. - 2,531,762 shares

Nortrust Nominees Limited - 302,667 shares

ROY Nominees Limited - 336,078 shares

State Street Nominees Limited - 4,388,529 shares

Vidacos Nominees Limited - 237,673 shares

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Robert J. Toner
15. Contact telephone number:	(617) 790-7084

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interest
Released	17:11 09-Jul-08
Number	7331Y17

wolfson microelectronics

RNS Number : 7331Y
Wolfson Microelectronics PLC
09 July 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc
2. Reason for the notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): ______________	No
3. Full name of person(s) subject to notification obligation:	Wellington Management Company, LLP
4. Full name of shareholder(s) (if different from 3):	BBH ISL Nominees Ltd. Goldman Sachs International JP Morgan Chase Nominees Limited Mellon Nominees (UK) Ltd. Nortrust Nominees

	Limited ROY Nominees Limited State Street Nominees Limited Vidacos Nominees Limited
5. Date of transaction (and date on which the threshold is crossed or reached if different):	08 July 2008
6. Date on which issuer notified:	09 July 2008
7. Threshold(s) that is/are crossed or reached:	11%

8. Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB0033563130 Ordinary Shares	13,034,885	13,034,885	12,964,481		12,964,481		10.96%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument is exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
12,964,481	10.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BBH ISL Nominees Ltd. - 226,799 shares

Goldman Sachs International - 4,093,866 shares

JP Morgan Chase Nominees Limited - 979,840 shares

Mellon Nominees (UK) Ltd. - 2,399,029 shares

Nortrust Nominees Limited - 302,667 shares

ROY Nominees Limited - 336,078 shares

State Street Nominees Limited - 4,388,529 shares

Vidacos Nominees Limited - 237,673 shares

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Robert J. Toner
15. Contact telephone number:	(617) 790-7084

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interests
Released	07:00 11-Jul-08
Number	8485Y07

RNS Number : 8485Y
Wolfson Microelectronics PLC
11 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	WOLFSON MICROELECTRONICS PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.):	Goldman, Sachs & Co., Goldman Sachs Asset Management, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	08 JULY 2008
6. Date on which issuer notified:	10 JULY 2008

7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights** [viii]	**Number of shares**	**Number of voting rights** [ix]		**% of voting rights**	
			Direct	**Direct** [x]	**Indirect** [xi]	**Direct**	**Indirect**
GB0033563130	4,804,129	4.06%			5,916,586		5.00%

B: Financial Instruments				
Resulting situation after the triggering transaction [xii]				
Type of financial instrument	**Expiration date** [xiii]	**Exercise/ Conversion Period/ Date** [xiv]	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)	
Number of voting rights	**% of voting rights**
5,916,586	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]**:**

The interest in 5,574,307 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 342,279 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will	N/A

cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Notification of Interest
Released	16:08 11-Jul-08
Number	9299Y16

RNS Number : 9299Y
Wolfson Microelectronics PLC
11 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	09 July 2008
6. Date on which issuer notified:	11 July 2008

7. Threshold(s) that is/are crossed or reached:	From 4% -5% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP0.001	4,913,979	4,913,979	6,404,444	6,404,444		5.41	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,404,444	5.41

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (7,324,171 - 6.19% = Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (Group) (7,324,171 - 6.19% = Total Position)	
Legal & General Investment Management Limited	

(Indirect) (LGIM) (7,324,171 - 6.19% = Total Position)	
Legal & General Group Plc (Direct) (L&G) (6,404,444 - 5.41% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (4,976,403 -4.20% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (4,976,403 -4.20% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 118,314,980
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

This information is provided by RNS
The company news service from the London Stock Exchange

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wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 July 2008

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 16 June 2008 and 16 July 2008 (inclusive)

- Notification in relation to voting rights and capital
- Notification of Interim results
- Notification of major interests in shares

2. Documents filed with Registrar of Companies for Scotland

None during this period

3. Documents submitted to the Financial Services Authority

None during this period

END